Exhibit 1

April 6, 2023

Via Overnight Delivery

22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing 100016
People’s Republic of China

Re: Notice of Termination Pursuant to Section 9.1(b)(ii)

Dear Mr. Bing Zhang:

Reference is hereby made to that certain Agreement and Plan of Merger dated July 11, 2022 by and among Cheers Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), GSMG Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Glory Star New Media Group Holdings Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”)(the “Merger Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Merger Agreement.

The Company hereby provides notice of termination pursuant to Section 9.1(b)(ii) based on Parent and Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a), which breaches have given rise to the failure of the conditions set forth in Section 8.3(b). These breaches are not capable of being cured prior to the Outside Date.

In light of the Company’s termination pursuant to Section 9.l(b)(ii), the Parent Termination Fee, as described in Section 9.2(b)(iv), is due and owing to the Company. If Parent fails to pay the Parent Termination Fee, Parent is responsible for paying all costs and expenses (including legal fees and expenses) incurred by the Company in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect the Parent Termination Fee, together with interest thereon on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by the Company. See Merger Agreement, Section 9.2(d).

Sincerely,

Glory Star New Media Group Holdings Limited

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Director, Chairman of the Special
Committee of the Board of Directors of Glory Star New Media Group Holdings Limited

cc:	Latham & Watkins LLP
Attn: Frank Sun